

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2023

Cheng Liu, Ph.D.
Chief Executive Officer, President and Director
Estrella Immunopharma, Inc.
5858 Horton Street, Suite 170
Emeryville, California, 95608

> **Re: Estrella Immunopharma, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 13, 2023**
> **File No. 333-274931**

Dear Cheng Liu:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your revised disclosure on the Cover Page stating you are registering 312,200 Founder Shares "that were originally issued to initial shareholders . . . at a purchase price equivalent to approximately $0.022 per Founding Share." Revise to highlight any differences in the current trading price, the price that the initial shareholders acquired their shares and the price that the public securityholders acquired their shares. Disclose that while the initial shareholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Blankenship, Esq.